Consolidated Statements of Income – unaudited

	Three months ended December 31		Year ended December 31
In millions, except per share data	2019	2018	2019	2018
Revenues	$3,584	$3,808	$14,917	$14,321
Operating expenses
Labor and fringe benefits	749	791	2,922	2,860
Purchased services and material	586	527	2,267	1,971
Fuel	406	466	1,637	1,732
Depreciation and amortization	387	346	1,562	1,329
Equipment rents	112	115	444	467
Casualty and other	126	111	492	469
Total operating expenses	2,366	2,356	9,324	8,828
Operating income	1,218	1,452	5,593	5,493
Interest expense	(136)	(122)	(538)	(489)
Other components of net periodic benefit income	77	73	321	302
Other income	2	93	53	376
Income before income taxes	1,161	1,496	5,429	5,682
Income tax expense	(288)	(353)	(1,213)	(1,354)
Net income	$873	$1,143	$4,216	$4,328
Earnings per share
Basic	$1.22	$1.57	$5.85	$5.89
Diluted	$1.22	$1.56	$5.83	$5.87
Weighted-average number of shares
Basic	715.2	728.4	720.1	734.5
Diluted	717.4	731.3	722.6	737.7
Dividends declared per share	$0.5375	$0.4550	$2.1500	$1.8200
See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended December 31		Year ended December 31
In millions	2019	2018	2019	2018
Net income	$873	$1,143	$4,216	$4,328
Other comprehensive income (loss)
Net gain (loss) on foreign currency translation	(104)	293	(256)	403
Net change in pension and other postretirement benefit plans	(557)	(910)	(440)	(759)
Other comprehensive loss before income taxes	(661)	(617)	(696)	(356)
Income tax recovery	125	302	62	291
Other comprehensive loss	(536)	(315)	(634)	(65)
Comprehensive income	$337	$828	$3,582	$4,263
See accompanying notes to unaudited consolidated financial statements.

10 CN | 2019 – Fourth Quarter

Consolidated Balance Sheets – unaudited

	December 31	December 31
In millions	2019	2018
Assets
Current assets
Cash and cash equivalents	$64	$266
Restricted cash and cash equivalents	524	493
Accounts receivable	1,213	1,169
Material and supplies	611	557
Other current assets	418	243
Total current assets	2,830	2,728

Properties	39,669	37,773
Operating lease right-of-use assets (1)	520	—
Pension asset	336	446
Intangible assets, goodwill and other	429	267
Total assets	$43,784	$41,214
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other	$2,357	$2,316
Current portion of long-term debt	1,930	1,184
Total current liabilities	4,287	3,500

Deferred income taxes	7,844	7,480
Other liabilities and deferred credits	634	501
Pension and other postretirement benefits	733	707
Long-term debt	11,866	11,385
Operating lease liabilities (1)	379	—
Shareholders' equity
Common shares	3,650	3,634
Common shares in Share Trusts	(163)	(175)
Additional paid-in capital	403	408
Accumulated other comprehensive loss	(3,483)	(2,849)
Retained earnings	17,634	16,623
Total shareholders' equity	18,041	17,641
Total liabilities and shareholders' equity	$43,784	$41,214

(1)
The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019 using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of comparative period financial information. The Company now includes Operating lease right-of-use assets and Operating lease liabilities on the Consolidated Balance Sheet. See Note 2 - Recent accounting pronouncements for additional information.

See accompanying notes to unaudited consolidated financial statements.

CN | 2019 – Fourth Quarter 11

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2019	715.8	1.7	$3,655	$(156)	$393	$(2,947)	$17,555	$18,500
Net income							873	873
Stock options exercised	0.2		14		(2)			12
Settlement of equity settled awards	—	—		—	(1)		(1)	(2)
Stock-based compensation expense and other					13		—	13
Repurchase of common shares	(3.6)		(19)				(410)	(429)
Share purchases by Share Trusts	(0.1)	0.1		(7)				(7)
Other comprehensive loss						(536)		(536)
Dividends							(383)	(383)
Balance at December 31, 2019	712.3	1.8	$3,650	$(163)	$403	$(3,483)	$17,634	$18,041

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2018	725.3	2.0	$3,634	$(175)	$408	$(2,849)	$16,623	$17,641
Net income							4,216	4,216
Stock options exercised	1.1		89		(12)			77
Settlement of equity settled awards	0.5	(0.5)		45	(56)		(61)	(72)
Stock-based compensation expense and other					63		(2)	61
Repurchase of common shares	(14.3)		(73)				(1,627)	(1,700)
Share purchases by Share Trusts	(0.3)	0.3		(33)				(33)
Other comprehensive loss						(634)		(634)
Dividends ($2.15 per share)							(1,544)	(1,544)
Cumulative-effect adjustment from the adoption of ASU 2016-02 (1)							29	29
Balance at December 31, 2019	712.3	1.8	$3,650	$(163)	$403	$(3,483)	$17,634	$18,041

(1)
The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019 using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of comparative period financial information. See Note 2 - Recent accounting pronouncements for additional information.

See accompanying notes to unaudited consolidated financial statements.

12 CN | 2019 – Fourth Quarter

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2018	729.5	1.6	$3,624	$(137)	$401	$(2,534)	$16,252	$17,606
Net income							1,143	1,143
Stock options exercised	0.3		32		(5)			27
Settlement of equity settled awards	—	—		—	(3)		—	(3)
Stock-based compensation expense and other					15		—	15
Repurchase of common shares	(4.1)		(22)				(441)	(463)
Share purchases by Share Trusts	(0.4)	0.4		(38)				(38)
Other comprehensive loss						(315)		(315)
Dividends							(331)	(331)
Balance at December 31, 2018	725.3	2.0	$3,634	$(175)	$408	$(2,849)	$16,623	$17,641

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2017	742.6	2.0	$3,613	$(168)	$434	$(2,784)	$15,561	$16,656
Net income							4,328	4,328
Stock options exercised	1.7		120		(17)			103
Settlement of equity settled awards	0.4	(0.4)		31	(68)		(30)	(67)
Stock-based compensation expense and other					59		(2)	57
Repurchase of common shares	(19.0)		(99)				(1,901)	(2,000)
Share purchases by Share Trusts	(0.4)	0.4		(38)				(38)
Other comprehensive loss						(65)		(65)
Dividends ($1.82 per share)							(1,333)	(1,333)
Balance at December 31, 2018	725.3	2.0	$3,634	$(175)	$408	$(2,849)	$16,623	$17,641
See accompanying notes to unaudited consolidated financial statements.

CN | 2019 – Fourth Quarter 13

Consolidated Statements of Cash Flows – unaudited

	Three months ended December 31		Year ended December 31
In millions	2019	2018	2019	2018
Operating activities
Net income	$873	$1,143	$4,216	$4,328
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	387	346	1,562	1,329
Pension income and funding (1)	(70)	(53)	(288)	(209)
Deferred income taxes	90	126	569	527
Gain on disposal of property	—	(79)	—	(338)
Changes in operating assets and liabilities:
Accounts receivable	20	26	(7)	(91)
Material and supplies	(9)	13	(60)	(120)
Accounts payable and other	166	394	(498)	379
Other current assets	25	(37)	5	14
Other operating activities, net (1)	36	38	424	99
Net cash provided by operating activities	1,518	1,917	5,923	5,918
Investing activities
Property additions	(1,018)	(1,264)	(3,865)	(3,531)
Acquisitions, net of cash acquired (Note 3)	(92)	—	(259)	—
Disposal of property	—	—	—	194
Other investing activities, net	(7)	(20)	(66)	(67)
Net cash used in investing activities	(1,117)	(1,284)	(4,190)	(3,404)
Financing activities
Issuance of debt	713	845	1,653	3,268
Repayment of debt	(304)	(371)	(402)	(2,393)
Change in commercial paper, net	(182)	(348)	141	99
Settlement of foreign exchange forward contracts on debt	(5)	15	2	53
Issuance of common shares for stock options exercised	12	27	77	103
Withholding taxes remitted on the net settlement of equity settled awards	(1)	(2)	(61)	(51)
Repurchase of common shares	(437)	(479)	(1,700)	(2,000)
Purchase of common shares for settlement of equity settled awards	(1)	(1)	(11)	(16)
Purchase of common shares by Share Trusts	(7)	(38)	(33)	(38)
Dividends paid	(383)	(331)	(1,544)	(1,333)
Acquisition, additional cash consideration (Note 3)	—	—	(25)	—
Net cash used in financing activities	(595)	(683)	(1,903)	(2,308)

Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	—	—	(1)	—

Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(194)	(50)	(171)	206

Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	782	809	759	553

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$588	$759	$588	$759
Cash and cash equivalents, end of period	$64	$266	$64	$266
Restricted cash and cash equivalents, end of period	524	493	524	493

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$588	$759	$588	$759
Supplemental cash flow information
Interest paid	$(88)	$(89)	$(521)	$(488)
Income taxes paid	$(178)	$(107)	$(822)	$(776)

(1)
In the first quarter of 2019, the Company began presenting Pension income and funding as a separate line on the Consolidated Statements of Cash Flows. Previously pension income and funding was included in Other operating activities, net. Comparative figures have been adjusted to conform to the current presentation.

See accompanying notes to unaudited consolidated financial statements.

14 CN | 2019 – Fourth Quarter

Notes to Unaudited Consolidated Financial Statements

1 – Basis of presentation

In these notes, the "Company" or "CN" refers to, Canadian National Railway Company, together with its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2018 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Recent accounting pronouncements and in previous 2019 Notes to the unaudited Interim Consolidated Financial Statements, and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) were adopted by the Company during the current year:

ASU 2016-02 Leases and related amendments (Topic 842)
The ASU requires a lessee to recognize a right-of-use asset and a lease liability on the balance sheet for all leases greater than twelve months and requires additional qualitative and quantitative disclosures. The lessor accounting model under the new standard is substantially unchanged. The guidance must be applied using a modified retrospective approach. Entities may elect to apply the guidance to each prior period presented with a cumulative-effect adjustment to retained earnings recognized at the beginning of the earliest period presented or to apply the guidance with a cumulative-effect adjustment to retained earnings recognized at the beginning of the period of adoption.
The new standard provides a number of practical expedients and accounting policy elections upon transition. On January 1, 2019, the Company did not elect the package of three practical expedients that permits the Company not to reassess prior conclusions about lease qualification, classification and initial direct costs. Upon adoption, the Company elected the following practical expedients:

•	the use-of-hindsight practical expedient to reassess the lease term and the likelihood that a purchase option will be exercised;

•	the land easement practical expedient to not evaluate land easements that were not previously accounted for as leases under Topic 840;

•
the short-term lease exemption for all asset classes that permits entities not to recognize right-of-use assets and lease liabilities onto the balance sheet for leases with terms of twelve months or less; and

•	the practical expedient to not separate lease and non-lease components for the freight car asset category.
The Company adopted this standard in the first quarter of 2019 with an effective date of January 1, 2019 using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of comparative period financial information. As at January 1, 2019, the cumulative-effect adjustment to adopt the new standard increased the balance of Retained earnings by $29 million, relating to a deferred gain on a sale-leaseback transaction of a real estate property. The initial adoption transition adjustment to record right-of-use assets and lease liabilities for leases over twelve months on the Company's Consolidated Balance Sheet was $756 million to each balance. The initial adoption transition adjustment is comprised of finance and operating leases of $215 million and $541 million, respectively. New finance lease right-of-use assets and finance lease liabilities are a result of the reassessment of leases with purchase options that are reasonably certain to be exercised by the Company under the transition to Topic 842, previously accounted for as operating leases.

CN | 2019 – Fourth Quarter 15

Notes to Unaudited Consolidated Financial Statements

ASU 2017-04 Intangibles - Goodwill and other (Topic 350): Simplifying the test for goodwill impairment
The ASU simplifies the goodwill impairment test by removing the requirement to compare the implied fair value of goodwill with its carrying amount. Under the new standard, goodwill impairment tests are performed by comparing the fair value of a reporting unit with its carrying amount, recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, up to the value of goodwill.
The guidance must be applied prospectively. The ASU is effective for annual and any interim impairment tests for periods beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.
The Company adopted this standard in the first quarter of 2019 with an effective date of January 1, 2019. The adoption of this standard did not have an impact on the Company’s Consolidated Financial Statements.
The following recent ASUs issued by FASB have an effective date after December 31, 2019 and have not been adopted by the Company:

ASU 2019-12 Income taxes (Topic 740): Simplifying the accounting for income taxes
The ASU adds new guidance to simplify accounting for income taxes, changes the accounting for certain income tax transactions and makes minor improvements to the codification. The ASU introduces new guidance that provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax, and provides guidance to evaluate whether a step-up in tax basis of goodwill relates to a business combination in which book goodwill was recognized or a separate transaction. In addition, the ASU changes the current guidance by making an intraperiod allocation if there is a loss in continuing operations and gains outside of continuing operations; by determining when a deferred tax liability is recognized after an investor in a foreign entity transitions to or from the equity method of accounting; by accounting for tax law changes and year-to-date losses in interim periods; and by determining how to apply the income tax guidance to franchise taxes and other taxes that are partially based on income.
The ASU is effective for annual and any interim period beginning after December 15, 2020. Early adoption is permitted.
The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements; no significant impact is expected.

ASU 2016-13 Financial instruments - Credit losses (Topic 326): Measurement of credit losses on financial instruments
The ASU requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The new standard replaces the current incurred loss impairment methodology with one that reflects expected credit losses. The adoption of the ASU is not expected to have a significant impact on the Company’s Consolidated Financial Statements. CN will adopt the requirements of the ASU effective January 1, 2020.

Other recently issued ASUs required to be applied for periods beginning on or after January 1, 2020 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements.

16 CN | 2019 – Fourth Quarter

Notes to Unaudited Consolidated Financial Statements

3 - Business combinations

2019
Acquisition of intermodal division of H&R Transport Limited
On December 2, 2019, the Company acquired the intermodal temperature-controlled transportation division of the Alberta-based H&R Transport Limited ("H&R"). The acquisition positions CN to expand its presence in moving customer goods by offering more end to end rail supply chain solutions to a wider range of customers.
The Company's Consolidated Balance Sheet includes the assets and liabilities of H&R as of December 2, 2019, the acquisition date. Since the acquisition date, H&R’s results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.
Of the total purchase price of $105 million, $95 million was paid on the closing date and $10 million, mostly related to funds withheld for the indemnification of claims, will be paid within twenty months of the acquisition date.
The following table summarizes the consideration transferred to acquire H&R, as well as the preliminary fair value of the assets acquired and liabilities assumed, and goodwill that were recognized at the acquisition date:

December 2
In millions	2019
Consideration transferred
Cash paid at closing	$95
Consideration payable	10
Fair value of total consideration transferred	$105
Recognized amounts of identifiable assets acquired and liabilities assumed (1)
Current assets	$10
Non-current assets (2)	84
Non-current liabilities	(1)
Total identifiable net assets (3)	$93
Goodwill (4)	$12

(1)
The Company's purchase price allocation is preliminary, based on information available to the Company to date, and subject to change over the measurement period, which may be up to one year from the acquisition date.

(2)	Includes identifiable intangible assets of $52 million.

(3)	Includes operating lease right-of-use assets and liabilities.

(4)	The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is deductible for tax purposes.

CN | 2019 – Fourth Quarter 17

Notes to Unaudited Consolidated Financial Statements

Acquisition of the TransX Group of Companies
On March 20, 2019, the Company acquired the Manitoba-based TransX Group of Companies ("TransX"). TransX provides various transportation and logistics services, including intermodal, truckload, less than truckload and specialized services. The acquisition positions CN to strengthen its intermodal business, and allows the Company to expand capacity and foster additional supply chain solutions. The acquisition was subject to a number of conditions, including regulatory review by the Competition Bureau Canada and Canada’s Ministry of Transportation. On March 18, 2019, the Competition Bureau Canada issued a No Action Letter, satisfying the only outstanding condition and allowing the Company to close the transaction.
The Company's Consolidated Balance Sheet includes the assets and liabilities of TransX as of March 20, 2019, the acquisition date. Since the acquisition date, TransX's results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.
The total purchase price of $192 million included an initial cash payment of $170 million, additional consideration of $25 million, less an adjustment of $3 million in the fourth quarter of 2019 to reflect the settlement of working capital. The acquisition date fair value of the additional consideration, recorded as a contingent liability, was estimated based on the expected outcome of operational and financial targets, and remained unchanged since the acquisition date. The fair value measure was based on Level 3 inputs not observable in the market. On August 27, 2019, the additional consideration was paid.

The following table summarizes the consideration transferred to acquire TransX, as well as the preliminary fair value of the assets acquired and liabilities assumed, and goodwill that were recognized at the acquisition date:

March 20
In millions	2019
Consideration transferred
Cash paid at closing	$170
Additional cash consideration and other (1)	22
Fair value of total consideration transferred	$192
Recognized amounts of identifiable assets acquired and liabilities assumed (2)
Current assets	$85
Non-current assets (3)	260
Current liabilities	(134)
Non-current liabilities	(84)
Total identifiable net assets (4)	$127
Goodwill (5)	$65

(1)	Includes additional cash consideration paid of $25 million less an adjustment of $3 million to reflect the settlement of working capital.

(2)
The Company's purchase price allocation is preliminary, based on information available to the Company to date, and subject to change over the measurement period, which may be up to one year from the acquisition date. In the fourth quarter of 2019, the fair value of net assets acquired was adjusted to reflect the settlement of working capital and other adjustments.

(3)	Includes identifiable intangible assets of $34 million.

(4)	Includes finance and operating lease right-of-use assets and liabilities.

(5)	The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is not deductible for tax purposes.

4 - Subsequent events

Normal course issuer bid (NCIB)
On January 28, 2020, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 16 million common shares between February 1, 2020 and January 31, 2021.

Non-revolving credit facility
On January 24, 2020, the Company requested a borrowing of US$300 million under its non-revolving credit facility. The funds are expected to be received on February 3, 2020.

18 CN | 2019 – Fourth Quarter